UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79785 / January 13, 2017

Admin. Proc. File No. 3-17408

In the Matter of

  GLOBAL EARTH ENERGY, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Global Earth Energy, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Global Earth Energy, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Global Earth Energy, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Global Earth Energy, Inc.,* Initial Decision Release No. 1084 (Dec. 1, 2016), 115 SEC Docket 11, 2016 WL 7011022. The stock symbol and Central Index Key number for Global Earth Energy, Inc., is GLER and 1121901.

INITIAL DECISION RELEASE NO. 1084
ADMINISTRATIVE PROCEEDING
File No. 3-17408

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of GLOBAL EARTH ENERGY, INC.	INITIAL DECISION OF DEFAULT December 1, 2016

APPEARANCES: Pat Huddleston II, for the Division of Enforcement, Securities and Exchange Commission

Richard W. Jones, Esq., for Respondent

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This initial decision revokes the registration of the registered securities of Global Earth Energy, Inc. (Respondent), due to its failures to timely file required periodic reports with the Securities and Exchange Commission and report material information necessary to make its required statements not misleading.

INTRODUCTION

On August 22, 2016, the Commission initiated this proceeding with an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondent has securities registered with the Commission pursuant to Exchange Act Section 12(g), is delinquent in its periodic filings, and made materially false and misleading statements in reports that it did file with the Commission. OIP at 1-3. Respondent was served with the OIP on August 22, 2016, but declined to file an answer or participate in a prehearing conference, with the understanding that the Division of Enforcement would file a motion for default. *Global Earth Energy, Inc.*, Admin. Proc. Rulings Release No. 4319, 2016 SEC LEXIS 4108 (ALJ Nov. 2, 2016); Div. Mot. for Entry of Default, Exs. 1-2. On November 15, 2016, the Division filed its motion for entry of default under Rule 155(a) and for remedial sanctions. Respondent's opposition was due by November 22, 2016. *See* 17 C.F.R. § 201.154(b). To date, Respondent has not filed an answer nor responded to the Division's motion.

FINDINGS OF FACT

Respondent is in default for failing to file an answer, participate in a prehearing conference, or otherwise defend the proceeding.[1] *See* OIP at 3-4; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, I find the following allegations in the OIP to be true. *See* 17 C.F.R. § 201.155(a).

Global Earth Energy, Inc., Central Index Key No. 1121901, was a Nevada corporation whose charter has been revoked. It formerly was based in or near Wilmington, North Carolina, and had a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).

On March 7, 2014, the Commission issued an order suspending trading in Respondent's securities for the period from 9:30 a.m. EST on March 7, 2014, through 11:59 p.m. EDT on March 20, 2014, pursuant to Section 12(k) of the Exchange Act. *Global Earth Energy, Inc.*, Order of Suspension of Trading, 2014 SEC LEXIS 835, at *1-2; *Global Earth Energy, Inc.*, Exchange Act Release No. 71660, 2014 SEC LEXIS 837, at *1. At the time of the trading suspension, Respondent's common stock was quoted on OTC Link, operated by OTC Markets Group Inc. under the symbol "GLER." After the trading suspension ended, Respondent's common stock has continued to trade over-the-counter in the "grey market," although OTC Markets Group Inc. has announced that it has discontinued the display of quotes for GLER. *See GLER Global Earth Energy, Inc.*, OTCMarkets, http://www.otcmarkets.com/stock/GLER/quote (last visited Nov. 30, 2016).

Respondent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since Respondent filed a Form 10-Q quarterly report on July 21, 2014, for Respondent's third quarter ended May 31, 2014. Moreover, Respondent filed this Form 10-Q before its independent registered public accountant, M&K CPAS, PLLC, had completed a review of the unaudited, interim financial statements included in the Form 10-Q, pursuant to Rule 8-03 (for smaller reporting companies) and Rule 10-01(d) of Regulation S-X. M&K reported this illegal act to Respondent on or about July 30, 2014, and M&K reported this illegal act to staff of the Commission on or about August 1, 2014, pursuant to the requirements of Section 10A(b) of the Exchange Act. However, Respondent failed to notify the Commission of the illegal act as required by Section 10A(b)(3) of the Exchange Act.

In addition, Respondent made materially false and misleading statements in reports filed with the Commission, primarily relating to Respondent's purported exchange of 20% of its common stock for 20% of the common stock of privately held Hawk Manufacturing Corporation a/k/a Hawk Manufacturing, Inc., and Respondent's subsequent purported merger with Hawk. On or about August 28, 2013, Respondent filed a Form 8-K current report with the Commission, and an attached press release, falsely and misleadingly stating that Respondent had exchanged 20% of its common stock for 20% of Hawk's common stock, that the price per share of Respondent's stock was deemed to be $0.02, and that the price per share of Hawk's common stock was

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[1] To his credit, Respondent's counsel worked in good faith to settle this matter, but was ultimately unable to obtain Respondent's formal consent to consummate a settlement.

deemed to be $3,200.00. These statements were false and misleading because Respondent and Hawk had not exchanged any of their stock and had no reasonable basis for the purported share valuations. On or about December 16, 2013, Respondent filed a Form 10-K annual report with the Commission for Respondent's fiscal year ended August 31, 2013, falsely stating that on "August 28, 2013, the Company acquired a 20% equity ownership in Hawk." This statement was false because Respondent had not acquired any equity ownership in Hawk. Moreover, in this same filing, Respondent acknowledged that Hawk had no material book value at the time of the "acquisition," indicating that Respondent's statement in the Form 8-K filed on August 28, 2013, regarding the purported $3,200.00 per-share value for Hawk's common stock was false and misleading. Respondent repeated these false and misleading statements in an amended Form 10-K annual report filed on or about April 25, 2014, and in Form 10-Q quarterly reports filed on or about January 21, 2014, April 21, 2014, and July 21, 2014. On or about February 12, 2014, Respondent filed a Form 8-K current report, which repeated a press release issued by Respondent dated February 5, 2014, falsely and misleadingly announcing "the closing of the transaction to acquire and merger into Global Earth Energy," when no such merger had ever occurred.

On or about July 30, 2014, the M&K resigned as Respondent's independent accountant and informed Respondent of the resignation. Respondent failed to file an adequate and complete current report on Form 8-K disclosing the resignation of M&K. *See* Form 8-K, Item 4.01 instruction ("The resignation . . . of an independent accountant . . . is a reportable event . . . .").

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports, Rule 13a-13 requires domestic issuers to file quarterly reports, Rule 13a-11 requires issuers to file necessary or appropriate current reports, and Rule 12b-20 requires issuers to report any further material information as may be necessary to make the issuer's required statements, in the light of the circumstances under which they were made, not misleading. *See* 17 C.F.R. §§ 240.12b-20, .13a-1, .13a-11, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondent failed to file timely periodic reports and necessary current reports and filed false and misleading reports. As a result, Respondent violated Exchange Act Section 13(a) and Rules 12b-20, 13a-1, 13a-11, and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failure to file required periodic reports, and the false and misleading statements in reports it did file, are serious because they constitute violations of a central provision of the Exchange Act. The purpose of reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondent's violations are also recurrent in that Respondent repeatedly failed to file periodic reports and made false and misleading statements in reports that it did file. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Respondent is culpable because it knew, or should have known, of its obligation to file accurate periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013). Finally, Respondent has not answered the OIP, or otherwise addressed whether it has made any efforts to remedy its past violations. It has also made no assurances against further violations.

For these reasons, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Global Earth Energy, Inc., is REVOKED.[2]

This initial decision shall become effective in accordance with and subject to the provisions of Commission Rule of Practice 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a

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[2] This order applies to all classes of Respondent's securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge